Puerto Rico Residents Family of Funds
270 Muñoz Rivera Avenue, Suite 1110
San Juan, Puerto Rico 00918

December 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that the Puerto Rico Residents Family of Funds has made disclosure pursuant to such provisions in its Annual Report on Form N-CSR for the fiscal year ended September 30, 2024, which was filed with the U.S. Securities and Exchange Commission on December 6, 2024.

Very truly yours,

Puerto Rico Residents Family of Funds

By:	/s/ William Rivera
Name:	William Rivera
Title:	Treasurer